

September 22, 2010

Issam Abud
President
Income Now Consulting
1736 Angel Falls Street
Las Vegas, NV 89142-1230

      Re: **Income Now Consulting**
                Amendment No. 1 to Registration Statement on Form S-1
                Filed September 14, 2010
                File No. 333-167984

Dear Mr. Abud:

        We have reviewed your amended registration statement and response letter dated September 13, 2010 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 2, 2010.

Cover Page

1.   It is unclear why you have included in table the reference to "Underwriting Discounts and Commissions," since the offering will not involve an underwriter in the sale of the securities. Please consider removing this reference or removing the table in its entirety.

Description of Business

Our Target Market, page 28

2.   We refer to prior comment 10 and reissue that comment, in part. We note your references to reports by the National Center for Education Statistics and the Council for American Private Education, as well as the Boy Scouts of America Annual Traditional Membership Study. Please provide us with supplemental copies of each such report or other source document containing the cited material. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information and cross-reference it to the appropriate location in your prospectus.

Directors, Executive Officers, Promoters and Control Persons, page 36

3.   Please disclose the name and principal business of any corporation or other organization in which Mr. Abud and Ms. Mari are or have been employed during the past five years and their roles or positions within those organizations. Refer to Item 401(e)(1) of Regulation S-K.

4.   In addition to describing the positions held by your officers and directors during the past five years, Item 401(e)(1) of Regulation S-K also requires that you briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company. To the extent you believe you have provided this information, please revise your disclosure to clarify that you have addressed both the business positions held and the specific experience, qualifications, attributes or skills that led you to select these persons as directors.

Certain Relationships and Related Transactions, page 40

5.   We refer to prior comment 13 and reissue that comment, in part. Please file the Independent Contracting Agreement with Ms. Navon as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

6.   We note from your response to prior comment 15 that the company has no operations in Israel and none of your assets, liabilities, revenues or expenses are located in Israel. Tell us where in the United States you conduct your operations and where you maintain your books and records. In addition, we note from your disclosures on page 12 that Messrs. Abud and Mari each devote approximately 30 hours and 10 to 15 hours a week, respectively, to the company. Describe the services they are providing. Also, tell us if they are conducting such services from Israel and if so, tell us how this impacts the company's ability to conduct its operations. To the extent that all of your operations are maintained solely by your independent contractor, Ms. Navon, tell us how you propose to create the necessary accounting controls and procedures and to maintain the appropriate records in order to maintain effective disclosure controls and procedures and internal controls over financial reporting.

If you have questions or comments on the financial statements and related matters, please contact David Edgar, Staff Accountant, at (202) 551-3459 or, if you require additional assistance, you may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel